Director, Glenn Pohs. Mr. Glenn D. Pohs is Managing Partner of Pohs Capital, LLC, an investment firm located in Pearl River, NY. Previously he was elected to the Board of Directors of the Amex Membership Corporation ("AMC") and served until it was sold to the New York Stock Exchange ("NYSE") in September 2008. AMC is the entity that represented the equity ownership interest of the American Stock Exchange ("AMEX"), LLC seat owners and had controlling interest in the exchange. Mr. Pohs played a leading role in gaining the consent of the AMEX, LLC seat owners to approve the sale to NYSE. Mr. Pohs is a past Chairman of the Options Market Maker Association.